NYLIFE Securities LLC

(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYLIFE Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 Madison Avenue
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Loftus (212) 576-5618
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia Loftus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYLIFE Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RANDY E. HENRIQUEZ
Notary Public, State of New York
No. 01HE6038695
Qualified in New York County
Commission Expires March 20, 2018

Signature

Chief Financial Officer
Title

2/22/18
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Index
December 31, 2017

(In dollars)



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Shareholders of NYLIFE Securities LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of NYLIFE Securities LLC ("the Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2018

We have served as the Company's auditor since at least 1992. We have not determined the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2017

(In dollars)

Assets	
Cash and cash equivalents	$ 31,263,222
Receivable from NYLIFE Distributors LLC	2,160,318
Commissions receivable	6,092,604
Fee income receivable	313,998
Other receivables	64,083
Prepaid expenses and other assets	1,696,447
Deferred tax asset	480,659
Total assets	**$ 42,071,331**
Liabilities and Member's Equity	
Payable to New York Life Insurance Company	$ 1,810,031
Payable to Eagle Strategies LLC	439,050
Accrued commission expense	4,913,582
Accrued litigation expense	920,005
Federal income taxes payable	1,410,075
Securities sold not yet purchased	5,949
Other liabilities	891,061
Total liabilities	**10,389,753**
Commitments and contingencies (See Note 9)	
Total member's equity	31,681,578
Total liabilities and member's equity	**$ 42,071,331**

The accompanying notes are an integral part of this financial statement.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(In dollars)

1.   Organization and Business

NYLIFE Securities LLC (the "Company"), is a wholly-owned subsidiary of NYLIFE LLC (a wholly-owned subsidiary of New York Life Insurance Company ("NYLIC")). The Company was originally incorporated under the laws of New York in 1969 as NYLIFE Securities Inc., and was converted to a Delaware limited liability Company on January 1, 2007. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company also conducts business as a licensed insurance agency in all states.

The Company receives commissions and incurs clearing costs for acting as introducing broker for clients and uses a nonaffiliated clearing broker, National Financial Services LLC ("NFS"), on a fully disclosed basis, to perform trade execution, clearance, settlement and related activities.

The Company also receives commissions from the sale of open-end mutual funds, variable life and annuity, and group annuity products, offered by unrelated financial institutions, for which the Company's registered representatives are generally paid commissions.

Under various contractual agreements with unaffiliated product providers (sponsored arrangements), the Company receives an administrative service fee from the product providers in connection with sales of the product providers' life and annuity, health insurance and disability income products by eligible NYLIC agents. Commissions for these sponsored arrangements are paid directly to the agents by the product providers and are not reflected in these financial statements.

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with (k)(2)(i) for its sale of variable annuities, variable life insurance products, mutual funds and Section 529 College Savings Plans and with Section (k)(2)(ii) for transactions introduced to, and cleared on a fully disclosed basis through NFS.

2.   Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

3.   Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Investments and Commissions
Securities transactions are recorded on trade date.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(In dollars)

Prepaid Expenses and Other Assets and Securities Sold not yet Purchased
Prepaid expenses include monies on deposit with FINRA for future licensing fees required for the Company's registered representatives and 2018 annual FINRA renewal fees paid by the Company in 2017.

Financial instruments owned and financial instruments sold, not yet purchased, which include mutual funds, equity securities and municipal bonds are recorded on trade date and are reported at fair value. Refer to Note - 4 Fair Value Measurement for a discussion on the fair value of equity securities, municipal bonds and corporate bonds.

Cash and Cash Equivalents
Cash and cash equivalents include money market accounts, which are payable on demand, and short-term U.S. Treasury bills with an original maturity of less than 90 days at the time of purchase. Cash equivalents are discussed in Note - 4 Fair Value Measurement.

Income Taxes
For U.S. federal income tax purposes, the Company is treated as a limited liability Company whose federal taxable income or loss flows through NYLIC, and is included in the group's U.S. federal consolidated income tax return. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that the Company computes its income tax provision or benefit, in general, on a separate company basis and may, where applicable, include the tax benefits of operating or capital losses utilizable in NYLIC's consolidated returns. Intercompany tax balances are generally settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

State and local tax returns are generally filed separately. In those cases where the Company's results are included with NYLIC's state tax filings, the Company is charged or credited for state taxes paid by NYLIC only to the extent that the Company's income/loss increases or reduces NYLIC's state tax liability. However, in years where NYLIC's own income level requires it to pay a flat state tax and the Company's income/loss does not affect NYLIC's state tax liability, no state tax liability or benefit is allocated to the Company pursuant to the tax allocation agreement.

Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income taxes are generally recognized based on enacted tax rates and a valuation allowance is recorded if it is more likely than not any portion of the deferred tax asset will not be realized. The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. The amount of tax benefit recognized for an uncertain tax position is the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. Unrecognized tax benefits are included within other liabilities and are charged to earnings in the period that such determination is made.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(In dollars)

Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Business Risks and Uncertainties

Weak market performance may adversely affect sales of mutual funds and registered insurance products and cause potential purchasers of these products to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Poor equity market performance may limit revenues of the Company which are based on fees related to the value of shareholder investment in mutual funds and registered insurance products and could impact the carrying values of certain assets.

Changes in the regulatory environment may also adversely affect sales of mutual funds and registered insurance products.

The Company relies on computer systems to conduct business, including customer service, customer relationship management and producing financial statements. While the Company has policies, procedures, automation and backup plans and facilities designed to prevent or limit the effect of failure; its computer systems may be vulnerable to disruptions or breaches as the result of natural disasters, man-made disasters, criminal activity, pandemics, transaction errors by registered representatives or personnel, or other events beyond its control. The failure of the Company's computer systems for any reason could disrupt its operations, result in the loss of customer business and adversely impact its profitability. System failures could result in additional expenses which could potentially impact net operating results.

4. **Fair Value Measurement**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The three levels of the fair value hierarchy based on the inputs to the valuation are as follows:

Level 1   Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. Active markets are defined as a market in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2   Fair value is based on observable inputs, other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations are generally obtained from third-party pricing services for

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(In dollars)

identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs.

Level 3   Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability.

The following table represents the balances of assets measured at fair value on a recurring basis as of December 31, 2017:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash equivalents				
Money market funds	$ 571,898	$ -	$ -	$ 571,898
U.S. Treasury bills	-	30,359,701	-	30,359,701
Total cash equivalents	$ 571,898	$ 30,359,701	$ -	$ 30,931,599
Securities owned [1]				
Mutual Funds	$ 8,572	$ -	$ -	$ 8,572
Equity securities	1,570	-	-	1,570
Total securities owned	$ 10,142	$ -	$ -	$ 10,142
Securities sold not yet purchased				
Mutual Funds	$ 935	$ -	$ -	$ 935
Municipal bonds	-	5,014	-	5,014
Total securities sold not yet purchased	$ 935	$ 5,014	$ -	$ 5,949

[1]   Long securities are included in prepaid expenses and other assets on the Statement of Financial Condition.

Transfers Between Levels
Transfers between levels may occur due to changes in valuation sources, or changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. The Company's policy is to assume the transfer occurs at the beginning of the period. During the year ended December 31, 2017, there were no transfers between levels.

Determination of Fair Values
The following is a description of the valuation methodologies used to determine fair value, as well as the general classification of such instruments pursuant to the fair value hierarchy.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(In dollars)

Cash Equivalents

Cash equivalents include money market funds and Treasury bills. Money market funds fair value is based on unadjusted quoted prices in active markets and they are classified as Level 1. Treasury bill fair value is based on observable inputs and is classified as Level 2. The prices are either obtained from a pricing vendor or amortized cost is used as the best estimate of fair value.

Equity Securities, Mutual Funds and Municipal Bonds

Mutual funds and equity securities fair value is based on unadjusted quoted prices in active markets and are classified as Level 1. Municipal bond fair value is based on observable inputs using readily available pricing information and are classified as Level 2.

5.   **Related Party Transactions**

The Company has entered into a soliciting dealer agreement with NYLIFE Distributors LLC ("Distributors"), a wholly-owned subsidiary of New York Life Investment Management Holdings LLC, whereby the Company receives, from Distributors, commissions for sales of the MainStay Funds by the Company's registered representatives, for which the Company's registered representatives are generally paid commissions.

The Company, under a service agreement with New York Life Insurance and Annuity Corporation ("NYLIAC"), a wholly-owned subsidiary of NYLIC, charges NYLIAC a fee for sales and supervisory services rendered in connection with variable life and variable annuity sales and in-force business. The Company incurs sales and supervisory expenses related to the offering of these products.

The Company, under a service agreement with Eagle Strategies LLC ("Eagle"), a wholly-owned subsidiary of NYLIFE LLC, bills Eagle for separately identifiable brokerage services, including clearing and custody services, provided to Eagle through NFS in connection with Eagle's investment advisory programs.

Accrued commission expense on the Statement of Financial Condition includes $1,067,400 of transactions with Distributors.

The Company is party to a service agreement with NYLIC, whereby NYLIC provides services to the Company. The Company is charged for certain services based upon separately identifiable actual costs incurred. The services include personnel, office space, other services, and administrative.

Also pursuant to the service agreement with NYLIC, the Company is also charged administrative expenses from NYLIC which are specifically identifiable to the Company or allocated by NYLIC principally through analyses of time spent on matters relating to the Company or pursuant to agreed upon formulas. In addition, the Company is being charged with sales and supervisory expenses related to the services rendered in connection with NYLIAC variable life and variable annuity sales, and in-force business.

6.   **Guarantees**

The Company introduces all of its client securities transactions to a clearing broker, NFS, on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(In dollars)

broker, the clearing broker has the right to charge the Company for losses that result from a customer's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2017, the Company has recorded no liabilities with regard to this right.

In addition, the Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all customers with which it conducts business.

7.   **Income Taxes**

Pursuant to the tax allocation agreement (see Note - 3 Significant Accounting Policies), as of December 31, 2017 the Company had a net income tax payable of $1,410,075.

On December 22, 2017, tax reform legislation known as The Tax Cuts and Jobs Act (the "TCJA") was enacted into law in the U.S. The TCJA includes various changes to the tax law, including a permanent reduction in the corporate federal income tax rate from 35% to 21% effective January 1, 2018. Income tax effects resulting from changes in tax laws are accounted for by the Company in accordance with the authoritative guidance, which requires that these tax effects be recognized in the period in which the law is enacted and the effects are recorded as a component of provision for income taxes from continuing operations. As a result, the Company recognized the effects of the changes in the tax rate and laws resulting from the TCJA as of December 31, 2017.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes.

The components of the net deferred tax asset reported as of December 31, 2017 are attributable to the following temporary differences:

Deferred tax assets		
Accrued expenses	$	193,202
Depreciation		287,457
Deferred tax asset	$	480,659

As of December 31, 2017, the Company has no federal net operating or capital loss carryforwards as they were fully utilized in the consolidated federal income tax return with NYLIC.

A valuation allowance against the deferred tax asset established with respect to U.S. taxes at the date of the Statement of Financial Condition is not considered necessary because it is more likely than not the deferred tax asset will be realized.

As a member of NYLIC's consolidated group, the Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS") and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits through 2010 and tax years 2011 through 2013 are currently under examination with the IRS. There were

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2017

(In dollars)

no material effects on the Company's financial condition as a result of these audits. The Company believes that its recorded income tax liabilities are adequate for all open years.

The Company did not have any uncertain tax positions as of December 31, 2017.

8.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250,000. At December 31, 2017, the Company had net capital, as defined under such rules, of $25,278,015 which was $25,028,015 in excess of its required net capital of $250,000.

9.   **Contingencies**

In the normal course of business, the Company has been named a defendant in various legal matters. The Company is also from time to time involved in governmental, administrative, and investigative proceedings and inquiries. Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, the Company believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on the Company's operating results for a given year.

During 2017, the Company concluded settlements with customers in connection with the sale of registered products.   Management believes the remaining liability, which is reflected in accrued litigation expense on the Statement of Financial Condition, is sufficient to cover remaining settlement and legal costs associated with these matters.

10.   **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through March 1, 2018, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Statement of Financial Condition as of December 31, 2017.